INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin  53212

VIA EDGAR

August 28, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Advisory Research MLP & Equity Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 28, 2015, on the Registrant’s registration statement filed on Form N-1A with respect to the Advisory Research MLP & Equity Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 664 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Summary Section

Fees and Expenses of the Fund
1.	Footnote 3 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 2017.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response:  The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date and has updated the language to state “until March 31, 2017.”

Example
2.	Instruction 4(f) to Item 3 of Form N-1A, provides that the 2nd table should only be included if a sales charge (load) or other fee is charged upon redemptions. Accordingly, there should not be a 2nd table for Class A and Class I shares.

Response:  The second table showing the expense example has been updated to reflect that it relates only to Class C shares.

Principal Investment Strategies
3.	In the first sentence, which states “Under normal market conditions, the Fund will invest at least 80% of its total assets in publicly traded equity securities of master limited partnerships (“MLPs”) and other companies focused in the energy infrastructure sector.” Consider adding “equity securities of” to clarify the disclosure.

Response:  The Registrant has revised the disclosure to state “…and equity securities of other companies focused in the energy infrastructure sector.”

4.	Confirm whether the Fund’s derivatives positions will count towards the Fund’s 80% policy of investing in equity securities of MLPs and equity securities of other companies focused in the energy infrastructure sector.

Response:  The Registrant confirms that derivatives investments will not be included in meeting the Fund’s 80% policy of investing in equity securities of MLPs and equity securities of other companies focused in the energy infrastructure sector.

5.	Confirm whether the Fund has a policy to limit its direct investment in MLPs to no more than 25% of its assets.

Response:  Although not a Fund policy, the Fund intends to limit its direct investment in MLPs to 25% of the Fund’s assets so that the Fund will be eligible to elect to be treated as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended.

6.	Confirm whether the Fund’s principal investment in foreign securities will include investments in emerging markets. If yes, please reference “emerging markets” in this section and add associated risk, where applicable.

Response:  The Registrant confirms that investing in emerging markets is not a principal investment strategy of the Fund.

Principal Risk of Investing
7.	Consider deleting “Sector Concentration Risk” since disclosure for “Energy and Natural Resource Company Risk” is already included.

Response:  The Registrant has deleted “Sector Concentration Risk.”

8.	Under the “Tax Risk,” consider adding disclosure that the Fund may not qualify as a RIC if its investments in MLPs exceed 25% of its assets.

Response:  The Registrant has added the following disclosure:

“If for any taxable year the Fund fails to qualify for the special federal income tax treatment afforded to regulated investment companies (e.g., by investing more than 25% of its assets in MLPs), all of its taxable income will be subject to federal income tax at regular corporate rates (without any deduction for distributions to shareholders) and any income available for distribution will be reduced.”

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions
9.	On page B-14, restriction number 3 states that the Fund may not “invest 25% or more of its total assets, calculated at the time of purchase and taken at market value, in any one sector (other than securities issued by the U.S. Government, its agencies or instrumentalities)…”. Replace “sector” with “industry” or “group of industries.”

Response:  The Registrant has revised the disclosure as requested.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust

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